ESCADA

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

05011326

Aschheim/Munich, Sep 14, 2005

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

SUPPL

Dear Sirs,

Within the scope of the release of the figures for the first nine months 2004-05 please find enclosed the following paper filings:

⇒ Ad Hoc Disclosure First Nine Months Fiscal 2004-05
⇒ Press Release First Nine Months Fiscal 2004-05
⇒ Interim Report First Nine Months Fiscal 2004-05

Yours faithfully,

ESCADA AG

Viona Brandt
Head of Investor Relations
http://investor-relations.escada.com

PROCESSED
SEP 21 2005
THOMSON FINANCIAL

ESCADA AG
MARGARETHA-LEY-RING 1
85609 ASCHHEIM/MÜNCHEN
DEUTSCHLAND
TELEFON 089/9944-0
TELEFAX 089/9944-1111
INFO@DE.ESCADA.COM
WWW.ESCADA.COM

VORSITZENDER DES AUFSICHTSRATES
PETER ZÜHLSDORFF
VORSTAND
WOLFGANG LEY (VORSITZENDER)
DR. GEORG KELLINGHUSEN
BEATE RAPP

SITZ DER GESELLSCHAFT
MÜNCHEN
HANDELSREGISTER
MÜNCHEN HRB 74942
UST.-IDNR.
DE 129273099

BANKEN
BHF-BANK AG, MÜNCHEN (BLZ 702 202 00) KTO.-NR. 55 001 937
COMMERZBANK AG, MÜNCHEN (BLZ 700 400 41) KTO.-NR. 2 100 550
DEUTSCHE BANK AG, MÜNCHEN (BLZ 700 700 10) KTO.-NR. 1 675 222
DRESDNER BANK AG, MÜNCHEN (BLZ 700 800 00) KTO.-NR. 300 343 700
HYPOVEREINSBANK AG, MÜNCHEN (BLZ 700 202 70) KTO.-NR. 2 727 757
KBC BANK (BLZ 290 201 00) KTO.-NR. 288 480

ESCADA

Ad Hoc Disclosure per Sec. 15 of the Securities Trading Act
Quarterly Figures

ESCADA AG
Margaretha-Ley-Ring 1
85609 Aschheim bei München

DE 0005692107
DE 000AOBVW67

ESCADA fully on track after 9 months – Orders for 2005-06 up by double-digit percentage

Aschheim/Munich, September 14, 2005 – After nine months of fiscal 2004-05, ESCADA AG is firmly on track as planned, and has in fact shown a gratifying increase in new orders. During the first nine months of the year, Group revenues at the maker of women's luxury fashions were up 2.6 percent, from EUR 450.9 million to EUR 462.6 million. This growth was supported mainly by the ESCADA brand, which gained 4.6 percent, rising from EUR 298.9 million to EUR 312.7 million.
Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) grew 35.3 percent to EUR 45.6 million in the first nine months (first nine months of 2003-04: EUR 33.7 million). Thus operating earnings rose significantly faster than revenues, thanks primarily to a higher gross profit margin generated by a higher full-price sell through combined with a lower cost ratio. Earnings after taxes and minority interests were up to EUR 9.6 million, compared to zero for the equivalent period a year earlier.

Consolidated revenues for the third quarter were up 3.5 percent to EUR 150.0 million (Q3 2003-04: EUR 144.9 million). EBITDA rose 37.9 percent, from EUR 8.7 million to EUR 12.0 million, and the profit after taxes and minority interests came to EUR 2.8 million (Q3 2003-04: EUR –2.6 million).

For 2004-05 as a whole, ESCADA continues to expect Group revenues in euros to rise slightly. Management assumes that the improvement of EUR 11.9 million in EBITDA for the first nine months of the year will expand even further for the year as a whole (EBITDA for 2003-04: EUR 47.3 million). Thus the figure will outperform the previous expectation of improving EBITDA by at least EUR 10 million for the entire year. Moreover, management also expects the consolidated after-tax profit will increase more than proportionately, to more than EUR 10 million (2003-04: EUR 3.8 million).

ESCADA

New orders for the 2006 Spring/Summer collections were up by more than 10 percent in value against the previous year, for both ESCADA Collection and ESCADA Sport – mainly thanks to the impetus provided by wholesale clients and franchise partners, and to rising demand in Western and Eastern Europe. The level of new orders implies that business performance in 2005-06 will also be satisfactory.

For more information, please contact:
Viona Brandt
Investor relations
Phone: ++49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

ESCADA new orders up significantly

- **Orders for 2006 Spring/Summer collections up by double-digit percentages from previous year**
- **Business performance fully on track for first nine months of 2004-05**
  - **Consolidated sales up 2.6 %**
  - **EBITDA up 35.3 %**
  - **After-tax profit EUR 9.6 million**
- **Full-year revenue and earnings projections reconfirmed for fiscal 2004-05**
- **Outlook optimistic for fiscal 2005-06**

Aschheim/Munich, September 14, 2005 – With three quarters of the year now over, the ESCADA Group's business performance in fiscal 2004-05 remains firmly on track as planned. The maker of women's luxury fashions reported a moderate rise in revenues and a substantially sharper increase in earnings. The Company has reconfirmed its revenue and earnings projections for the year as a whole (end of year: October 31). New orders are performing very well at present, therefore management is optimistic for the coming year.

Performance in first nine months of 2004-05

- During the first nine months of the year, ESCADA Group revenues were up 2.6 percent, from EUR 450.9 million to EUR 462.6 million. This growth was supported mainly by the ESCADA brand, which gained 4.6 percent to reach EUR 312.7 million. After adjustment for foreign-exchange differences – i.e., based on constant exchange rates from the prior year – Group revenues were up 3.7 percent (ESCADA brand: +6.3 percent).
- Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) grew 35.3 percent to EUR 45.6 million, clearly faster than revenue growth (first nine months of 2003-04: EUR 33.7 million).

ESCADA AG
MARGARETHA-LEY-RING 1
85609 ASCHHEIM/MÜNCHEN
DEUTSCHLAND
TELEFON 0 89/99 44-0
TELEFAX 0 89/99 44-1111
INFO@DE.ESCADA.COM
WWW.ESCADA.COM

VORSITZENDER DES AUFSICHTSRATES
PETER ZÜHLSDORFF
VORSTAND
WOLFGANG LEY (VORSITZENDER)
DR. GEORG KELLINGHUSEN
BEATE RAPP

SITZ DER GESELLSCHAFT
MÜNCHEN
HANDELSREGISTER
MÜNCHEN HRB 74942
UST.-IDNR.
DE 129273099

BANKEN
BHF-BANK AG, MÜNCHEN (BLZ 702 202 00) KTO.-NR. 55 001 937
COMMERZBANK AG, MÜNCHEN (BLZ 700 400 41) KTO.-NR. 2 100 550
DEUTSCHE BANK AG, MÜNCHEN (BLZ 700 700 10) KTO.-NR. 1 675 222
DRESDNER BANK AG, MÜNCHEN (BLZ 700 800 00) KTO.-NR. 800 343 700
HYPOVEREINSBANK AG, MÜNCHEN (BLZ 700 202 70) KTO.-NR. 2 727 757
KBC BANK (BLZ 290 201 00) KTO.-NR. 288 480

Projections for 2004-05, and Outlook

For 2004-05 as a whole, ESCADA continues to expect Group revenues in euros to rise slightly. Management assumes that the improvement of EUR 11.9 million in EBITDA for the first nine months of the year will expand even further for the year as a whole (EBITDA for 2003-04: EUR 47.3 million). Thus the figure will outperform the previous expectation of improving EBITDA by at least EUR 10 million for the entire year. Moreover, management also expects the consolidated after-tax profit will increase more than proportionately, to more than EUR 10 million (2003-04: EUR 3.8 million).

ESCADA is currently meeting with a very positive response to its new collections and products. New orders for the 2006 Spring/Summer collections were up by more than 10 percent in value against the previous year, for both ESCADA Collection and ESCADA Sport. Demand for ESCADA is rising among wholesale customers and franchise partners especially, and in both Western and Eastern Europe. Orders for the 2006 Early Spring collections were already up some 6 percent from the prior year.

Wolfgang Ley, CEO of ESCADA AG: "The first nine months of this fiscal year show that ESCADA is on track for sustained, profitable growth. We're especially pleased at our vigorous new orders, which prove that our collections are meeting with an even more positive reception from the trade and among our end consumer. Only attractive products with time-tested ESCADA quality will allow us to pull clear of the still-weak market environment in women's luxury fashions. Our vigorous increase in new orders implies that business will continue to develop satisfactorily in the 2005-06 year ahead."

For more information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
E-mail: info@elsner-kommunikation.de

Investor relations:
Viona Brandt, ESCADA
Phone: +49 89 9944 1336
Fax: +49 89 9944 1500
Mail: viona.brandt@de.escada.com

  - Here the gross profit margin made a contribution, rising 1.2 percentage points to 63.0 percent. This improvement reflects a higher sell-through of merchandise at full price in the Company's own retail shops, and a better sourcing and production mix.
  - Additionally, the leaner Group platform that was established last year lowered the cost ratio – operating costs relative to revenues – even further, to 56.5 percent (first nine months of 2003-04: 57.9 percent).

- Both of the Group's segments made a positive contribution to earnings. The ESCADA brand (ESCADA Collection, ESCADA Sport and ESCADA Accessories and Licenses) increased its EBITDA from EUR 24.7 million to EUR 33.0 million. The PRIMERA Group (apriori, BiBA, cavita and Laurèl) raised its EBITDA 29.6 percent, to EUR 14.0 million (first nine months of 2003-04: EUR 10.8 million).

- Earnings after taxes and minority interests were up to EUR 9.6 million, compared to zero for the equivalent period a year earlier.

- ESCADA is making good progress toward its goal of lowering capital tie-up even further. The Group cash flow after changes in working capital grew EUR 5.6 million in the first nine months to reach EUR 16.7 million. Despite the higher volume of business, inventories as of July 31, 2005, at EUR 141.6 million, were down from the same date a year earlier (EUR 146.1 million).

Third quarter performance 2004-05

- With business performing as planned overall, Group revenues for the third quarter were up 3.5 percent, to EUR 150.0 million (Q3 2003-04: EUR 144.9 million).
- EBITDA improved 37.9 percent, from EUR 8.7 million to EUR 12.0 million.
- Third-quarter profits after taxes and minority interests improved to EUR +2.8 million from EUR –2.6 million for the equivalent period last year.

The ESCADA Group at a Glance

(all figures per IFRS/IAS)

Income Statement

in million euros	**Q3 2004/2005**	Q3 2003/2004	**9 months 2004/2005**	9 months 2003/2004
Group revenues	150.0	144.9	462.6	450.9
• ESCADA	104.6	99.6	312.7	298.9
• PRIMERA Group	45.4	43.5	149.5	147.4
• Others and eliminations	0.0	1.8	0.4	4.6
Gross profit	97.4	93.2	291.6	278.7
Gross profit margin in %	64.9	64.3	63.0	61.8
Operating expenses*	90.2	89.0	261.3	261.2
As % from sales	60.1	61.4	56.5	57.9
Other operating income	4.8	4.5	15.3	16.2
Earnings before interest, taxes, depreciation and amortization (EBITDA)	12.0	8.7	45.6	33.7
• ESCADA	10.2	7.4	33.0	24.7
• PRIMERA Group	1.8	2.2	14.0	10.8
• Others and eliminations	0.0	- 0.9	- 1.4	- 1.8
EBIT before restructuring	7.7	2.9	31.3	15.9
Restructuring charges	0.0	3.7	0.0	5.8
Net financial result	-2.2	- 4.1	- 11.3	- 8.8
Earnings before taxes (EBT)	5.5	- 4.9	20.0	1.3
Earnings after taxes (EAT)	2.9	- 2.4	10.1	0.8
Group profit / loss (after minority interests)	2.8	- 2.6	9.6	0.0
Capital expenditures	4.2	4.9	10.1	12.9

* Including other operating expenses and personnel expenses, excluding depreciation

Earnings per share

	Q3 2004/2005	Q3 2003/2004	**9 months 2004/2005**	9 months 2003/2004
Group earnings in million euros	2.8	- 2.6	9.6	0.0
Weighted number of issued no-par shares	16,463,429	16,209,947	16,463,429	16,209,947
Undiluted earnings per share in EUR	**0.17**	**- 0.17**	**0.58**	**0.0**
Weighted potential no-par shares from conversion of convertible bond	346,129	599,611	346,129	599,611
Total weighted and potential no-par shares	16,809,558	16,809,558	16,809,558	16,809,558
Fully diluted earnings per share in EUR	**0.17**	**- 0.15**	**0.57**	**0.0**

Balance sheet

In million euros	**July 31, 2005**	April 30, 2005	Oct. 31, 2004
Total assets	446.6	428.7	452.0
Inventories	141.6	117.7	124.8
Economic equity	98.6	96.0	90.5
Economic equity ratio in %	22.1	22.4	20.0
Net debt	213.9	207.6	208.7

ESCADA GROUP

First nine months of fiscal 2004-05

Key figures for the ESCADA Group (IAS IFRS)

in EUR m	**9 months 2004/2005**	9 months 2003/2004	**Q3 2004/2005**	Q3 2003/2004
Sales	462.6	450.9	150.0	144,9
Thereof ESCADA brand	312.7	298.9	104.6	99,6
Thereof PRIMERA Group	149.5	147.4	45.4	43,5
Gross profit margin (%)	63.0	61.8	64.9	64.3
Thereof ESCADA brand	66.9	65.7	67.9	67.8
Thereof PRIMERA Group	56.1	54.5	58.1	58.4
EBITDA	45.6	33.7	12.0	8.7
Thereof ESCADA brand	33.0	24.7	10.2	7.4
Thereof PRIMERA Group	14.0	10.8	1.8	2.2
Profit/loss before taxes	20.0	1.3	5.5	-4.9
Consolidated profit/loss	9.6	0.0	2.8	-2.6
Capital expenditures	10.1	12.9	4.2	4.9

	July 31, 05	April 30, 05	Jan. 30, 05	July 31, 04
Net debt (in EUR m)	213.9	207.6	225.0	198.9
Employees (number)	3,867	3,869	3,845	3,946
Share price (Euro)	20.0	17.4	19.3	14.6

Earnings per share

	Q3 2004/2005	Q3 2003/2004	**9 months 2004/2005**	9 months 2003/2004
Consolidated profit/loss in EUR m	2.8	- 2.6	9.6	0.0
Weighted number of issued no-par shares	16,463,429	16,209,947	16,463,429	16,209,947
Earnings per share, undiluted (EUR)	**0.17**	**- 0.17**	**0.58**	**0.0**
Weighted potential no-par shares from conversion of convertible bond	346,129	599,611	346,129	599,611
Total number of weighted and potential no-par shares	16,809,558	16,809,558	16,809,558	16,809,558
Earnings per share, fully diluted (EUR)	0.17	- 0.15	0.57	0.0

The ESCADA Group at a Glance

The ESCADA Group, an international company for women's luxury fashion, operates in more than 60 countries and is divided into the ESCADA brand and PRIMERA Group.

The ESCADA brand has three segments: Fashion (ESCADA Collection and ESCADA Sport), Accessories (handbags, shoes and small leather goods), and Licenses (fragrances, eyewear, ties, scarves, kids wear and jewelry). ESCADA stands for top-quality materials, exclusivity, fine crafting and best fit – as well as color and femininity.

The PRIMERA Group comprises the apriori, cavita and Laurèl brands, as well as the BiBA retail chain.

Highlights of the first nine months of 2004-05:

- Business performance fully on track in first nine months of 2004-05
- Group revenues up 2.6 percent
- EBITDA up significantly more, by 35.3 percent
- After-tax profit EUR 9.6 million
- Revenue and earnings projections reconfirmed for 2004-05 as a whole,
- Vigorous new orders for Spring/Summer 2006 collections

Management's report for the ESCADA Group

Revenue performance

In the first nine months of fiscal 2004-05 (year end: October 31), the ESCADA Group generated revenues of EUR 462.6 million. Business performed as planned. The increase against the figure of EUR 450.9 million for the same period last year is 2.6 percent, and was earned despite a still-slack market environment for women's luxury fashions.

Growth was driven by the ESCADA core brand, where revenues were up 4.6 percent, from EUR 298.9 million to EUR 312.7 million. PRIMERA Group revenues reached EUR 149.5 million for the first three quarters, climbing 1.4 percent from the equivalent period's figure of EUR 147.4 million. The strength of the euro against the U.S. dollar continues to push down the growth in figures from local markets. But after adjustment for foreign-exchange differences – i.e., based on constant exchange rates from the prior year – Group revenues were up 3.7 percent, and ESCADA brand revenues were up 6.3 percent.

The "Others" item for the period from November to July includes revenues of EUR 0.4 million; the prior year's 4.6 million still reflected revenues from the Group's stake in Badgley Mischka (B.E.M.) in the United States, which was sold at the end of last fiscal year.

Regionally, growth for the first nine months was generated in Europe (+4.7 percent). But foreign-exchange effects caused revenues in North America and Asia to decline.

Group revenues for the third quarter were up 3.5 percent, from the equivalent figure of EUR 144.9 million last year to EUR 150.0 million. ESCADA brand revenues were up 5.0 percent, to EUR 104.6 million (vs. EUR 99.6 million), while the PRIMERA Group grew 4,4 percent to EUR 45.4 million (vs. EUR 43.5 million).

Sales performance by region and segment

in EUR m	9 months 2004/2005	9 months 2003/2004	Change in %	9 months 2004/2005 (on comp. exchange rate basis)	Change in %	Q3 2004/2005	Q3 2003/2004	Change in %
Europe	297.0	283.7	4.7%	297.1	4.7%	94.2	89.7	5.0%
North America	95.4	96.3	- 0.9%	99.4	3.2%	34.5	32.2	6.7%
Asia	70.2	70.9	- 1.0%	71.2	0.5%	21.3	23.0	- 7.4%
Total ESCADA Group	**462.6**	450.9	2.6%	**467.7**	3.7%	**150.0**	144.9	3.5%
ESCADA brand	312.7	298.9	4.6%	317.8	6.3%	104.6	99.6	5.0%
PRIMERA Group	149.5	147.4	1.,4%	149.5	1.4%	45.4	43.5	4.4%
Others	0.4	4.6	- 91.3%	0.4	- 91.3%	0.0	1.8	- 100.0%
Total ESCADA Group	**462.6**	450.9	2.6%	**467.7**	3.7%	**150.0**	144.9	3.5%

Earnings performance

ESCADA improved its earnings substantially at all levels during the first nine months of the year. Group earnings before interest, taxes, depreciation and amortization (EBITDA) were up 35.3 percent to EUR 45.6 million (vs. EUR 33.7 million). Thus operating earnings rose significantly faster than revenues. Several factors were responsible for the upswing in operating earnings:

- The Group's gross profit margin climbed 1.2 percentage points, from 61.8 percent to 63.0 percent. This improvement reflects a higher sell-through of merchandise at full price in the Company's own retail shops, and a better sourcing and production mix. It's also a good indicator of the strength and broad acceptance of the ESCADA brand. Both ESCADA (+1.6 percentage points to 67.3 percent) and PRIMERA (+1.5 percentage points to 56.1 percent) contributed to this improvement in margin.
- Additionally, the cost ratio – total personnel expenses and other operating expenses as a percentage of revenues – was down again, to 56.5 percent (vs. 57.9 percent). Here the ESCADA Group profited from the leaner Group platform it established last year for profitable growth. The goal is to lower the cost ratio for the current year to about 55 percent (vs. 57.1 percent for all of 2003-04 and 64.8 percent for all of 2002-03).

Depreciation and amortization, at EUR 14.3 million, was below the equivalent figure from a year earlier (EUR 17.8 million), a consequence of lower capital expenditures.

Earnings before interest and taxes (EBIT) were EUR 31.3 million, compared to the EUR 10.1 million figure for the same period last year, which still reflected restructuring costs and one-time charges of EUR 5.8 million.

The increase in the net financial result, from EUR –8.8 million for the first three quarters of 2003-04 to EUR –11.3 million, reflects increased finance charges for the refinancing of the EUR 100 million bond issue that was repaid on schedule in August 2004. Another effect came from the financing for increasing the Group's stake in Grupo ESCADA España S.A. to 100 percent at the end of fiscal 2003-04.

Profit before taxes for the first nine months was EUR 20.0 million, a significant improvement over the EUR 1.3 million of a year earlier. The profit after taxes and minority interests was EUR 9.6 million, compared to zero for the first three quarters of 2003-04. Earnings per share on a diluted basis came to EUR 0.57 for the first nine months (vs. EUR 0.0).

Group EBITDA for the third quarter was up 37.9 percent, from EUR 8.7 million to EUR 12.0 million. The gross profit margin, at 64.9 percent, was slightly above the third-quarter figure for 2003-04 (64.3 percent). EBIT improved from EUR –0.8 million to EUR 7.7 million. Most of the decrease in the net financial expense for the quarter, from EUR 4.1 to EUR 2.2 million, was the result of a dividend collected during the period.

Third-quarter profits after taxes and minority interests were up from EUR –2.6 million to EUR 2.8 million. On a diluted basis, this represents earnings per share of EUR 0.17 (vs. EUR –0.15).

Net worth and cash flow

The ESCADA Group's total assets as of July 31. 2005, were EUR 446.6 million, down 1.2 percent from the figure as of October 31, 2004 (EUR 452.0 million). On the assets side, long-term assets decreased EUR 4.1 million to EUR 199.3 million, because capital expenditures (EUR 10.1 million) were less than depreciation and amortization (EUR 14.3 million). Among short-term assets, inventories were up EUR 16.8 million to EUR 141.6 million. But this change is for purely seasonal reasons. Compared to July 31, 2004, inventories were down EUR 4,5 million, in keeping with the Group's strategic goal of reducing its capital tie-up. Other current assets

(receivables, short-term assets, tax credits, cash and cash equivalents) were EUR 18.1 million lower at July 31, 2005, than at October 31, 2004.

Economic equity (not including minority interests but including the 2003-2013 bond issue, which carries a fixed conversion ratio) as of July 31 of this year was EUR 98.6 million (equity ratio: 22.1 percent), compared to EUR 90.5 million as of October 31, 2004 (equity ratio: 20.0 percent).
The item for bonds (EUR 193.3 million) includes the EUR 200 million 2005-2012 bond issue placed in March of this year, and the still outstanding 2003-2013 convertible bonds (EUR 2.3 million), net of capitalized costs for the bond issue and the syndicated loan that was agreed at the same time.

The ESCADA Group's net debt (interest-bearing debt less cash and equivalents, not including outstanding non-interest-bearing convertible bonds) was EUR 213.9 million at the end of the third quarter. Without the costs of the 2005-2012 bond issue and the syndicated loan, the positive operating cash flow would have pushed net debt at the end of the third quarter below the figure from the end of last fiscal year (EUR 208.7 million). And this reduction would have taken place even though for seasonal reasons, higher financing for operating materials and equipment is generally needed at the end of the third quarter than at year's end.

The ESCADA Group generated a positive cash flow (before changes in working capital) of EUR 22.7 million in the first nine months of 2004-05, compared to EUR 17.7 million for the same period last year. Non-cash income, at EUR 2.6 million, derived from changes in deferred taxes against October 31 of 2004.

Allowing for changes in working capital, the cash generated by operating activities was EUR 16.7 million, after EUR 11.1 million the year before. Investing activities used cash of EUR 10.5 million, following EUR 12.9 million for the first nine months of last year. Cash used in financing activities, at EUR 12.0 million, derived from the payment of issue costs associated with the 2005-2012 bond issue. In the total cash flow, allowing for changes in foreign exchange rates, cash and equivalents were down EUR 5.5 million to EUR 20.1 million.

ESCADA segment

ESCADA sales and EBITDA

				in EUR m
	Sales		**EBITDA**	
	9 months 2004/2005	9 months 2003/2004	**9 months 2004/2005**	9 months 2003/2004
ESCADA Collection	199.1	197.8	23.6	13.8
ESCADA Sport	71.6	67.1	9.4	2.9
ESCADA Accessories and Licenses	24.2	22.5	-1.3	4.9
Others	17.8	11.5	0.2	-0.6
Non-allocatable write-downs	-----	-----	1.1	3.7
Total ESCADA	**312.7**	298.9	**33.0**	24.7

				in EUR m
	Sales		**EBITDA**	
	Q3 2004/2005	Q3 2003/2004	**Q3 2004/2005**	Q3 2003/2004
ESCADA Collection	66.1	63.7	11.4	3.5
ESCADA Sport	26.8	24.3	2.4	-0.3
ESCADA Accessories und Licenses	8.1	8.3	-2.2	3.5
Others	3.6	3.3	-1.3	-0.4
Non-allocatable write-downs	-----	-----	-0.1	1.1
Total ESCADA	**104.6**	99.6	**10.2**	7.4

The ESCADA core brand focused once again in the third quarter of 2004-05 on taking steps to increase full-price sell-through, and thus to build gross profit margin.

From May through July, both ESCADA Collection and ESCADA Sport built revenues against the equivalent quarter a year before, and contributed substantially more to profits than they had a year earlier, for both the third quarter and the first nine months.

PRIMERA segment

PRIMERA Group sales and EBITDA / Others

				in EUR m
	Sales		**EBITDA**	
	9 months 2004/2005	9 months 2003/2004	**9 months 2004/2005**	9 months 2003/2004
PRIMERA/Laurèl	149.5	147.4	14.0	10.8
Others	0.4	4.6	-1.4	-1.8
Total PRIMERA Group and Others	**149.9**	152.0	**12.6**	9.0

				in EUR m
	Sales		**EBITDA**	
	Q3 2004/2005	Q3 2003/2004	**Q3 2004/2005**	Q3 2003/2004
PRIMERA/Laurèl	45.4	43.5	1.8	2.2
Others	0.0	1.8	0.0	-0.9
Total PRIMERA Group and Others	**45.4**	45.3	**1.8**	1.3

In the PRIMERA Group segment, the apriori, BiBA, cavita and Laurèl brands improved their performance for both the third quarter and the first nine months. The BiBA retail chain bucked the market trend to grow, in terms of equivalent floor space, and profited from more vigorous expansion. The other companies also performed as planned. apriori in particular picked up market share amid an ever-tougher environment.

Capital expenditures

The ESCADA Group invested EUR 10.1 million in noncurrent assets during the first nine months of 2004-05, following EUR 12.9 million for the same period the year before. Of this figure, EUR 4.2 million was for the third quarter – the same figure as for the second quarter (Q3 2003-04: EUR 4.9 million). While capital expenditures for the ESCADA brand, at EUR 7.5 million, were below the first nine months for last year (EUR 11.9 million), the figure at the PRIMERA Group rose from EUR 1.0 million to EUR 2.6 million, especially because of the relaunch of existing BiBA shops and the opening of new ones.

Employees

As of July 31, 2005, the ESCADA Group had 3,867 employees, 79 fewer than on the same date the year before (–2.0 percent). At that time, the number of employees had already shrunk substantially because of the restructuring program, which was already complete. However, staff size remained almost constant compared to the end of the second quarter of 2004-05 (3,869 employees).
The Group employed 2,069 individuals in Germany as of July 31, 2005 (54 percent of the entire staff). The figure from a year earlier was 2,102. Staff outside Germany numbered 1,798, compared to 1,844 a year earlier.

Major events subsequent to the reporting period

No events of material significance occurred after the end of the reporting period.

Projections for 2004-05 and Outlook

For 2004-05 as a whole, ESCADA continues to expect Group revenues in euros to rise slightly. Management assumes that the improvement of EUR 11.9 million in EBITDA for the first nine months of the year will expand even further for the year as a whole (EBITDA for 2003-04: EUR 47.3 million) Thus the figure will outperform the previous expectation of improving EBITDA by at least EUR 10 million for the entire year. Moreover, management also expects the consolidated after-tax profit to rise more than proportionately, to more than EUR 10 million (2003-04: EUR 3.8 million).

ESCADA is currently meeting with a very positive response to its new collections and products. New orders for the 2006 Spring/Summer collections were up by more than 10 percent in value against the previous year, for both ESCADA Collection and ESCADA Sport. Demand for ESCADA is rising among wholesale customers and franchise partners especially, and in both Western and Eastern Europe. The vigorous increase in new orders implies that business will continue to develop satisfactorily in the 2005-06 year ahead.

Aschheim/Munich, September 2005

ESCADA AG
The Board of Management

Interim financial statements of the ESCADA Group as of July 31, 2005

Accounting and reporting principles

The consolidated interim financial statements of ESCADA AG as of July 31, 2005, like the consolidated interim financial statements as of July 31, 2004, and the consolidated annual financial statements as of October 31, 2004, were prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations in effect as of the applicable reporting date. The provisions of IAS 34 on interim reporting were particularly applied.

The applied methods of reporting, valuation and consolidation are the same as were also used in the consolidated interim financial statements as of July 31, 2004, and the consolidated annual financial statements as of October 31, 2004. In compliance with IAS 1.91, we refer the reader to the Notes to the consolidated annual financial statements as of October 31, 2004, where the applied principles are explained in detail.

The present interim financial statements were not reviewed by our independent auditors.

Scope of consolidation

In addition to the parent company, ESCADA AG, the consolidated Group covered by the interim financial statements comprises 38 fully consolidated companies.

Shareholdings and stock options held by members of corporate bodies

Shareholdings of members of corporate bodies (common stock):
Board of Management:

Wolfgang Ley:	1,713,220
Dr. Georg Kellinghusen:	23,275
Beate Rapp:	16,000

Supervisory Board:

Peter Zühlsdorff (through DIH Finanz und Consult GmbH)	100,000
Dr. Clemens Haindl	38,700

As of July 31, 2005, current and former members of the Board of Management held 200,000 stock options (vs. 200,000 a year earlier), members of the management of Group companies held 120,000 options (vs. 105,000), and other management staff held 211,500 options (vs. 225,000).

Financial Calendar

London road show	May 12, 2005
High yield bond conference, HVB, London	May 13, 2005
Publication half year result 2004-05	May 30, 2005
German Corporate Conference, Deutsche Bank, Frankfurt	May 31, 2005
Italy and Spain road show	June 9-10, 2005
High yield bond conference, Deutsche Bank, London	June 16, 2005
Publication nine months result 2004-05	September 14, 2005
Frankfurt road show	September 20, 2005
German Investment Conference, HVB, Munich	September 28, 2005
U.S. road show – Launch of ADR program	October 18-20, 2005
Zurich, Geneva road show	October 27-28, 2005
Preliminary key figures for fiscal 2004-05	December 2005
Financial press conference and analysts' conference	March 2, 2006
Annual shareholders' meeting	April 11, 2006

For more information:

Investor relations:
Viona Brandt
ESCADA AG
Phone: ++49 – 89 – 99 44 13 36
Fax: ++49 – 89 – 99 44 15 00
E-mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Financial and business press relations
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: ++49 – 54 04 – 91 92 0
Fax: ++49 – 54 04 – 91 92 29
E-mail: info@elsner-kommunikation.de

Private investor contact:
E-mail: escada@aktionaersinfo.de

This nine months report is also available in German.

ESCADA GROUP CONSOLIDATED BALANCE SHEET
AS OF JULY 31, 2005

in million euros

Assets	Group 07/31/2005	ESCADA 07/31/2005	Primera/ Laurèl 07/31/2005	Other 07/31/2005	Group 10/31/2004	ESCADA 10/31/2004	Primera/ Laurèl 10/31/2004	Other 10/31/2004
Noncurrent assets								
Intangible assets	34,4	29,4	5,0	0,0	35,9	30,9	5,0	0,0
Property, plant and equipment	70,9	46,5	24,4	0,0	73,4	48,3	25,1	0,0
Financial assets	11,3	11,1	0,2	0,0	8,9	8,7	0,2	0,0
Deferred tax credits	82,7	75,4	7,3	0,0	85,2	72,3	12,9	0,0
Total noncurrent assets	**199,3**	**162,4**	**36,9**	**0,0**	203,4	160,2	43,2	0,0
Current assets								
Inventories	141,6	116,1	25,5	0,0	124,8	106,4	18,1	0,3
Trade accounts receivable	56,4	42,6	13,8	0,0	57,4	39,4	17,6	0,4
Other current assets	26,8	15,8	4,1	6,9	32,3	22,3	3,2	6,8
Tax credits	2,4	2,4	0,0	0,0	8,5	5,2	3,3	0,0
Cash and cash equivalents	20,1	13,0	7,1	0,0	25,6	12,5	13,0	0,1
Total current assets	**247,3**	**189,9**	**50,5**	**6,9**	248,6	185,8	55,2	7,6
Total assets	**446,6**				452,0			

Liabilities and shareholders' equit	Group 07/31/2005	ESCADA 07/31/2005	Primera/ Laurèl 07/31/2005	Other 07/31/2005	Group 10/31/2004	ESCADA 10/31/2004	Primera/ Laurèl 10/31/2004	Other 10/31/2004
Shareholders' equity								
Shareholders' equity	96,3				88,2			
Minority interests	1,1				0,6			
Total shareholers' equity	**97,4**				88,8			
Noncurrent liabilities								
Bonds	193,3	193,3	0,0	0,0	2,3	2,3	0,0	0,0
Long-term financial liabilities	8,8	8,8	0,0	0,0	202,4	175,1	27,3	0,0
Long-term provisions and accrued liabilities	8,8	8,7	0,1	0,0	7,9	7,6	0,3	0,0
Deferred tax liabilities	2,2	2,1	0,1	0,0	5,5	2,4	3,1	0,0
Total noncurrent liabilities	**213,1**	**212,9**	**0,2**	**0,0**	218,1	187,4	30,7	0,0
Current liabilities								
Short-term financial liabilities	25,2	7,5	17,7	0,0	31,9	31,2	0,7	0,0
Short-term provisions and accrued liabilities	27,2	19,5	7,6	0,1	39,1	26,8	11,7	0,6
Trade accounts payables	50,9	30,7	20,2	0,0	53,0	33,0	20,0	0,0
Other short-term liabilities	27,6	22,7	4,8	0,1	15,9	13,4	2,4	0,1
Tax liabilities	5,2	5,2	0,0	0,0	5,2	4,3	0,9	0,0
Total current liabilities	**136,1**	**85,6**	**50,3**	**0,2**	145,1	108,7	35,7	0,7
Total liabilities and shareholders' equity	**446,6**				452,0			

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

APRIL 30, 2005 - JULY 31, 2005

in million euros

	Group	ESCADA	Primera/ Laurèl	Others	Group	ESCADA	Primera/ Laurèl	Others
	3. Quarter 2004/2005	**3. Quarter 2004/2005**	**3. Quarter 2004/2005**	**3. Quarter 2004/2005**	3. Quarter 2003/2004	3. Quarter 2003/2004	3. Quarter 2003/2004	3. Quarter 2003/2004
Sales	**150,0**	**104,6**	**45,4**	**0,0**	144,9	99,6	43,5	1,8
Changes in finished goods and work in process	-0,3	-13,0	12,7	0,0	21,1	10,3	12,0	-1,2
Cost of materials	52,3	20,6	31,7	0,0	72,8	42,4	30,1	0,3
Gross profit	**97,4**	**71,0**	**26,4**	**0,0**	93,2	67,5	25,4	0,3
Personnel expenses	36,5	24,2	12,3	0,0	36,4	24,2	11,7	0,5
Other operating expenses	53,7	41,4	12,3	0,0	52,6	39,5	12,3	0,8
Other operating income	4,8	4,8	0,0	0,0	4,5	3,6	0,8	0,1
EBITDA	**12,0**	**10,2**	**1,8**	**0,0**	8,7	7,4	2,2	-0,9
Depreciation and amortization	4,3	3,3	1,0	0,0	5,8	4,2	1,3	0,3
EBIT (before restructuring)	**7,7**	**6,9**	**0,8**	**0,0**	2,9	3,2	0,9	-1,2
Restructuring and one-time expenses	0,0	0,0	0,0	0,0	3,7	3,6	0,0	0,1
EBIT	**7,7**	**6,9**	**0,8**	**0,0**	-0,8	-0,4	0,9	-1,3
Net financial result	-2,2	-1,9	-0,5	0,2	-4,1	-3,6	-0,2	-0,3
Profit/loss before taxes	**5,5**	**5,0**	**0,3**	**0,2**	-4,9	-4,0	0,7	-1,6
Taxes on income	2,6	2,2	0,4	0,0	-2,5	-1,8	0,6	-1,3
Profit/loss after taxes	**2,9**	**2,8**	**-0,1**	**0,2**	-2,4	-2,2	0,1	-0,3
Minority interest	0,1	0,0	0,1	0,0	0,2	0,2	0,0	0,0
Consolidated profit/loss	**2,8**	**2,8**	**-0,2**	**0,2**	-2,6	-2,4	0,1	-0,3

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2004 - JULY 31, 2005

in million euros

	Group	ESCADA	Primera/ Laurèl	Others	Group	ESCADA	Primera/ Laurèl	Others
	9 Months 2004/2005	**9 Months 2004/2005**	**9 Months 2004/2005**	**9 Months 2004/2005**	9 Months 2003/2004	9 Months 2003/2004	9 Months 2003/2004	9 Months 2003/2004
Sales	**462,6**	**312,7**	**149,5**	**0,4**	450,9	298,9	147,4	4,6
Changes in finished goods and work in process	-4,9	-14,9	11,7	-1,7	10,0	1,7	8,4	-0,1
Cost of materials	166,1	88,7	77,4	0,0	182,2	104,1	75,4	2,7
Gross profit	**291,6**	**209,1**	**83,8**	**-1,3**	278,7	196,5	80,4	1,8
Personnel expenses	106,6	71,2	35,3	0,1	109,8	73,5	34,7	1,6
Other operating expenses	154,7	118,9	35,8	0,0	151,4	112,2	37,1	2,1
Other operating income	15,3	14,0	1,3	0,0	16,2	13,9	2,2	0,1
EBITDA	**45,6**	**33,0**	**14,0**	**-1,4**	33,7	24,7	10,8	-1,8
Depreciation and amortization	14,3	11,2	3,1	0,0	17,8	12,9	3,9	1,0
EBIT (before restructuring)	**31,3**	**21,8**	**10,9**	**-1,4**	15,9	11,8	6,9	-2,8
Restructuring and one-time expenses	0,0	0,0	0,0	0,0	5,8	5,7	0,0	0,1
EBIT	**31,3**	**21,8**	**10,9**	**-1,4**	10,1	6,1	6,9	-2,9
Net financial result	-11,3	-9,8	-1,7	0,2	-8,8	-7,4	-0,7	-0,7
Profit/loss before taxes	**20,0**	**12,0**	**9,2**	**-1,2**	1,3	-1,3	6,2	-3,6
Taxes on income	9,9	6,0	3,9	0,0	0,5	-0,6	2,4	-1,3
Profit/loss after taxes	**10,1**	**6,0**	**5,3**	**-1,2**	0,8	-0,7	3,8	-2,3
Minority interest	0,5	0,0	0,5	0,0	0,8	0,8		
Consolidated profit/loss	**9,6**	**6,0**	**4,8**	**-1,2**	0,0	-1,5	3,8	-2,3

STATEMENT of CHANGES in EQUITY ESCADA GROUP

NOVEMBER 1, 2004 - July 31, 2005

in million euros

	Issued Capital	Additional Paid in Capital	Legal Reserves	Other Profit Provision	Retained Earnings	Foreign Currency Transl. Diff.	Other Capital	Minotity Interests	Total
Balance on November 1, 2003	**75,9**	**7,4**	**0,7**	**6,2**	**-9,2**	**-11,2**	**3,2**	**0,0**	**73,0**
Profit 11/1/2003 - 7/31/2004					0,0			0,0	0,0
Capital increase through conversion of convertible bonds	8,3	7,9							16,2
Foreign currency translation differences						-2,4			-2,4
Other capital							-1,7		-1,7
Balance on July 1, 2004	**84,2**	**15,3**	**0,7**	**6,2**	**-9,2**	**-13,6**	**1,5**	**0,0**	**85,1**
Balance on November 1, 2004	**84,3**	**14,0**	**0,8**	**8,1**	**-5,8**	**-13,9**	**0,7**	**0,6**	**88,8**
Profit 11/1/2004 - 7/31/2005					9,6			0,5	10,1
Foreign currency translation differences						1,6			1,6
Other capital							-3,1		-3,1
Balance on July 1, 2005	**84,3**	**14,0**	**0,8**	**8,1**	**3,8**	**-12,3**	**-2,4**	**1,1**	**97,4**

ESCADA GROUP CASH FLOW STAEMENT

	9 Months 2004/2005	9 Months 2003/2004
		in million euros
Consolidated net profit/loss after minority interests (11/1/2004-7/31/2005	10,1	0,8
Depreciation and amortization	14,3	17,8
Increase (+) / decrease (-) of long term provisions	0,9	0,0
Other noncash income (-) / expenses (+)	-2,6	-0,9
Total Cash Flow	**22,7**	17,7
Increase (+) / decrease (-) in short term provisions	-11,9	-10,0
Loss (+) / gain (-) on disposal of noncurrent assets	0,0	-0,2
Decrease (+) / increase (-) in inventories, trade accounts receivable and other assets	-3,7	-9,4
Decrease (+) / increase (-) in trade accounts payable and other liabilities	9,6	13,0
Cash provided by operating activities	**16,7**	11,1
Capital expenditures for noncurrent assets	-10,1	-12,9
Other payments for financial investments	-0,4	0,0
Cash used in investing activities	**-10,5**	-12,9
Dividends paid to shareholders	-2,0	0,0
Loan payments	-9,7	0,0
Issue cost payments	-0,3	0,0
Cash used in financing activities	**-12,0**	0,0
Changes in cash and equivalents affecting payments	-5,8	-1,8
Effect of exchange rate on cash and equivalents	0,3	-0,3
Cash and cash equivalents at beginning of period	25,6	14,4
Cash and cash equivalents at end of period	**20,1**	12,3

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

in million euros

	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004
	ESCADA Collection		ESCADA Sport		Accessories/Licenses		Additional Segments		Adjustments		ESCADA		PRIMERA/Laurèl		Others		Group	
Total Sales	256,9	258,2	93,7	91,1	35,9	33,5	32,5	23,8			419,0	406,6	166,3	165,2	0,4	4,6	585,7	576,4
Inter-segment sales	57,8	60,4	22,1	24,0	11,7	11,0	14,7	12,3			106,3	107,7	16,8	17,8	0,0	0,0	123,1	125,5
External Sales	**199,1**	197,8	**71,6**	67,1	**24,2**	22,5	**17,8**	11,5			**312,7**	298,9	**149,5**	147,4	**0,4**	4,6	**462,6**	450,9
EBITDA	23,6	13,8	9,4	2,9	-1,3	4,9	0,2	-0,6	1,1	3,7	33,0	24,7	14,0	10,8	-1,4	-1,8	45,6	33,7
Depreciation and amortization	5,9	6,1	2,1	1,5	1,3	0,9	0,8	0,6	1,1	3,7	11,2	12,8	3,1	4,9	0,0	0,1	14,3	17,8
EBIT	17,7	7,7	7,3	1,4	-2,6	4,0	-0,6	-1,2		-5,8	21,8	6,1	10,9	6,9	-1,4	-2,9	31,3	10,1
Capital expenditures	4,3	7,8	1,8	2,7	0,5	0,6	0,9	0,8			7,5	11,9	2,6	1,0	0,0	0,0	10,1	12,9
	07/31/2005	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004
Assets	154,4	157,7	53,0	54,1	22,8	23,3	22,6	23,1	99,5	87,8	352,3	346,0	87,4	98,4	6,9	7,6	446,6	452.0
Liabilities	57,0	53,8	17,9	16,9	6,9	6,5	5,0	4,7	211,7	214,2	298,5	296,1	50,5	66,4	0,2	0,7	349,2	363,2

KEY FIGURES BY REGION FOR SEGMENT REPORTING

in million euros

	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004	9 Months 2004/2005	9 Months 2003/2004
	Germany		Rest of Europe		North America		Asia		Others		Adjustments		ESCADA		PRIMERA/Laurèl		Others		Group	
External Sales	36,0	38,1	90,8	88,9	93,7	90,8	65,7	60,9	26,5	20,2			312,7	298,9	149,5	147,4	0,4	4,6	462,6	450,9
Capital expenditures	2,6	2,6	3,6	7,0	0,4	0,2	0,9	2,1					7,5	11,9	2,6	1,0	0,0	0,0	10,1	12.9
	07/31/2005	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004	**07/31/2005**	10/31/2004
Assets	83,6	91,7	66,5	67,6	46,0	46,9	56,7	52,0			99,5	87,8	352,3	346,0	87,4	98,4	6,9	7,6	446,6	452.0